Form C

Name of issuer: **Street of Nashville, LLC**

Legal status of issuer:

Form: **Limited Liability Company**

Jurisdiction of Incorporation/Organization: **Tennessee**

Date of organization: **2021**

Physical address of issuer: 920 Twin Elms Court
                                    Nashville, TN 37210

Website of Issuer: cdxcd.com

Name of intermediary through which the offering will be conducted: **Music Benefactors**

CIK number of intermediary: **0001808550**

SEC file number of intermediary: **7-231**

CRD number, if applicable of intermediary: **309083**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise (raise minimum target goal) and intermediary be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the issuer in connection with the offering. The intermediary receives a minimum of $5000 if the raise reaches its minimum target.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: **No**

.

Type of security offered: **Equity – LLC Shares**

Target number of securities: **35,000**

Price (or method for determining price): **$1.00**

Method for determining price: **Prorated portion of the total principal value of $35,000; units will be sold in increments of $1.00**

Target offering amount: **$35,000**

Oversubscription: **Yes**

If yes, disclose how oversubscriptions will be allocated: **First come first serve basis**

Maximum offering amount (if different from target offering amount:**$100,000**
Deadline to reach the target offering amount:

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
Current number of employees: **1**

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/ Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Street of Nashville LLC**

ELIGIBILITY

2. Check the box to certify that all of the following statements are true for the issuer:
   • Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   • Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   • Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   • Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   • Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   • Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: Joe Kelly
Principal Occupation: Managing Member
Main Employer: CDX Nashville
Year Joined as Director: 2000

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: Joe Kelly
Positions Held: Managing Member
Year Joined: 2021

List all positions and offices with the issuer held and the period of time in which the officer served in the position or office:

N/A

(for 4. And 5.) Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Joe Kelly
Employer: CDX Nashville
Employer's principal business: Music Marketing and Distribution

Joe Kelly worked at CDX Nashville from 1992-1999 before leaving to join Intersound Country and Platinum Entertainment where he was named Southeast Regional Director of Promotion and controlled a seven-state area with sixty-two major radio markets. Joe joined Blue Diamond Records in 2001, as Vice President, where he directed all label divisions, including A& R, marketing, promotion, sales, press and publicity. In 2004, he and two partners launched their own Aspirion Records Group where Joe assumed the role of Vice President of National Promotion, collaborating on all label divisions including A&R, marketing, sales, press and publicity in the promotion of label-signed and distributed artists such as John Corbett, Joe Nichols, Collin Raye, T. Graham Brown and many others. In 2011, Joe's career came full circle when he rejoined CDX Nashville as Director of Marketing and Label Relations.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date,

who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joe Kelly		**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Street Of Nashville LLC is raising funds to produce and release a concept album, tentatively titled "Streets Of Nashville," which will focus on introducing and highlighting many of the undiscovered talented musical artists currently building their careers in Nashville. Containing original songs written by Bruce Birch, who has written numerous country hits over the past several decades, the concept is to pair these songs with up-and-coming artists in Nashville today. The Lower Broadway district of Nashville is world famous as a proving ground for aspiring artists who move to Nashville to build their careers, and we will spotlight many of these young talents by having a different young Broadway performer sing each song on the album.

Product

"Streets Of Nashville" will be a full-length audio album containing approximately 10 - 12 songs. The album will be released as a physical CD as well as across all digital streaming and download platforms. We anticipate the release of "Streets Of Nashville" in mid-2022.

Marketing

The marketing plan will be built to maximize the interest of country music consumers in the combination of two factors: the familiarity many longtime country fans have with previous hits written by Bruce Birch (top hits recorded by superstar artists including Reba, George Strait, Faith Hill and many more), along with the spotlight on currently unknown artists who are poised to be the next potential superstars in the format.

The project will be released in digital and physical formats by The Orchard, a division of Sony Music. As one of the largest music distributors worldwide, The Orchard will work to place "Streets Of Nashville" in top positions on all digital service providers including Spotify, Apple Music and all others. In addition, The Orchard will take advantage of the wide popularity of country music and the "Nashville" brand outside of the United States to heavily promote the release in Europe, Australia and other countries worldwide.

Each artist will function as an integral piece of the marketing plan by promoting their own piece of the project. Most of the artists perform multiple times a week in the honky tonks of Nashville's Lower Broadway, with a potential audience of thousands of new fans every week. The artists included on this project have an inherent interest in promoting it in order to increase their own sales and fanbase. We will make CDs available to these artists for sale at their own shows, and by promoting and selling the project to their own fans, they will also raise awareness and consumption of the entire project.

Another focus for physical distribution efforts will be to partner with Cracker Barrel for distribution of CDs. Cracker Barrel is one of the largest retailers of traditional country CDs through the retail stores at every one of their restaurants. We believe a project like "Streets Of Nashville" will fit with their customer demographic due to its emphasis on traditional-sounding country songs written Bruce Birch, and we are approaching them to become a distribution partner.

Revenue Streams:
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Album is finished, the Album will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on the artist's past streaming numbers as a good indicator of performance for this upcoming project.

Competition: The Company faces competition from other companies/individuals with better funding or more experience in the industry. These competitors include other music artists worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically Joe Kelly (the "Manager"). The Company's success is dependent on the ability of the Manager and Company to record, produce and distribute the Album. The loss of the management team could have a material adverse effect on the company to produce the Album.

Piracy: The proliferation of unauthorized copies and piracy of the Album could result in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: The Album may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties for the Album are the main source of revenues for the "Company", variations in payouts can impact returns for investors.

Audience appeal: The Company's main source of revenue will be from the artist's upcoming Album. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for investors: LLC Unit Holders will not have any voting rights in the Company. All business and creative decisions with regard to the Album shall be made solely by the Manager, which includes but is not limited to producing and marketing the EP/ Album. Investors will not have any right to rescind, terminate or enjoin the exploitation of the EP/ Album with any rights granted to, any distributor or licensee under any agreement entered into by the Manager.

Indemnification: Under certain circumstances set forth in the operating agreement, covered person under the Company (the Manager) will be indemnified for any liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provisions could reduce or deplete assets of the Company.

Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

THE OFFERING

9. What is the purpose of this offering:

Streets Of Nashville LLC intends to use the net proceeds for this offering in the recording, production and promotion of the Album. The Company expects to use the net proceeds from the Offering in the manner described in the budget below. However, because costs of production and marketing opportunities may change, the Company will have broad discretion in using the proceeds.

10. How does the issuer intend to use the proceeds of this offering:

If the target goal of $35,000, the funds will be used to finish recording and producing the Album and market the Album. This is a rough breakdown of the use of the funds:
Recording: $16,000
Marketing: $12,500
Music Video: $4,000
Legal/ Miscellaneous: $2,500

Oversubscription Use of Proceeds - $100,000
The recording budget will be $45,000 for 6 songs. This includes studio, producers, executive producer, session players, engineers, and mastering. Other expenses include:
Artist advance - $13,000
Social media marketing - $12,500
Artwork - $5,000 (photo shoot for Merchandise, print media for add buys, etc.)
Video - $3500.00 (for single)
Radio promotion - $10,000
Print and trade adds - $5,000
Stream services play listing - $6,000
(All line-item budgeted dollars for promotion and marketing items are estimated.)

11. How will the issuer complete the transaction and deliver securities to the investors:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on the 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the

Portal that the transaction was unsuccessful, and no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:
NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: Equity

Type of Security: LLC Shares

Distributions shall be made in accordance with the following priorities:

Distributions will be made according to a prorated equity model in the company. $35,000 will represent 14% of the equity while the oversubscription amount of $100,000 will represent 40% of the company. A 1% equity interest will receive 1% of the distributions.

14. Do the securities offered have voting rights: **No**

15. Are there any limitations on any voting or other rights identified above: **Yes: No voting rights**

16. How may the terms of the securities being offered be modified:
The terms of the securities may not be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.: **N/A**

18. How may the rights of the securities being offered be materially limited, diluted or qualified

by the rights of any other class of security identified above:

Investors in these LLC shares do not have any voting rights in the Company. As a result, majority voting shareholders, specifically the managing member maintaining majority control could limit Investor rights in a material way. For example, the managing member could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer:

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best interest.

For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the Album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C.

In the future, these securities will be valued taking into account factors that are industry standard:

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Album's ability to generate royalties. There are many factors that will determine the Album's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
  • additional issuances of securities,
  • issuer repurchases of securities,
  • a sale of the issuer or of assets of the issuer or
  • transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years? **None**

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer;

> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
> (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
> (4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes

and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:
The Company will create the album and distribute it on all major digital streaming platforms. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:
Street of Nashville LLC was incorporated in the state of Tennessee in June 2021.

Historical Results of Operations:
The Company was formed in April 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.
-Revenue and Gross Margin: For the period ending January 1, 2022, the Company has revenues of $0.
-Assets: As of January 1, 2022, the Company has total assets of $0, including $0 in cash.
 -Net Loss: The Company has had a net profit of $.00 for 2021
-Liabilities: The Company has liabilities of $0.00 for 2021

Liquidity and Capital Resources:

After this offering closes, if we hit our minimum funding target, our project should have enough funds to produce and promote the Album. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the Album. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from investors.

Runway and Short/ Mid Term Expenses:

Street of Nashville LLC as of January 2022, has $0 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $0/ month in operational expenses, for a $0/ month in average burn rate. Our intent is to be profitable in 3 years from when the Album is released.

In the next three months, we plan on producing the Album, at which point we would incur a large amount of the expenses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, A, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:

(i) in connection with the purchase or sale of any security: **No**
(ii) involving the making of any false filing with the Commission: **No**
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security: **No**
(ii) involving the making of any false filing with the Commission: **No**
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer: **No**
(B) engaging in the business of securities, insurance or banking: **No**

(C) engaging in saving s association or credit union activities: **No**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10- year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**

(ii) places limitations on the activities, functions or operations of such person: **No** (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**

(ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
      (1) any other material information presented to investors; and
      (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on is available in
                                https://www.musicbenefactors.com
the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website

 at: cdxcd.com

The issuer must continue to comply with the ongoing reporting requirements until: (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix

Financial Statements
Financial Certification

Balance Sheet as
Of January 1,
2022

Prepared By:

For:

Street of Nashville, LLC

ASSETS

Current Assets

Cash: $0

Accounts Receivable

Other Initial Costs

Total Current Assets $

-

Fixed Assets

Equipment

Other

Total

Fixed Assets $

-

(Less Accumulated Depreciation) $

-Total Assets $0.00

LIABILITIES & EQUITY Liabilities

Current Liabilities

Accounts Payable Other Current Liabilities

Long-term Liabilities

Notes Payable Interest Payable

Total Liabilities $
                        -

Equity

Stockholders Equity

Net Income $

                                        -

Total Liabilities and Equity $

                              -Total Equity $

                              -

                                        $

                                        -

Street of Nashville, LLC NOTES TO THE FINANCIAL STATEMENTS As of January 1, 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Street of Nashville, LLC intends to fund operations and growth through amounts raised under an equity offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, The Street of Nashville, LLC will distribute most of the annual profits, if any, it receives at the end of each year to the Street of Nashville, LLC equity holders according to percent ownership.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.



Financial Certification

January 19, 2022

Financial Certification

I, Joe Kelly, Managing Member of Street of Nashville, a Tennessee Limited Liability Company established April 7, 2021, certify that the information presented in the SEC form C and Offering Statement required for a Regulation CF Offering including all financial data is correct.

Street of Nashville LLC is a newly created company with no previous operating history and therefore has no previous financial statements to certify.

J. A. Kelly
Signature

1-23-2022
Date